

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Timothy Pickett
Chief Executive Officer
Kindly MD, Inc.
230 W 400 South
Suite 201
Salt Lake City, UT 84104

> **Re: Kindly MD, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 2, 2023**
> **CIK No. 0001946573**

Dear Timothy Pickett:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 2, 2023

Cover Page

1. We note that each unit being offered includes two warrants that are immediately exercisable. Please note that the shares underlying these warrants must be registered on this registration statement. Please amend the cover page caption to clarify the number of shares that you are registering that underlie the warrants. Please see Securities Act CDI 139.01.

2. We note your disclosure that you "may" be a controlled company under Nasdaq listing standards and that your CEO, Tim Pickett, beneficially owns 73% of your common stock.

Please revise your cover page and the related risk factor to disclose that you are a controlled company, identify Mr. Pickett as your controlling shareholder and the amount of voting power the controlling stockholder will own following the completion of the offering.

3.   Please revise your cover page to clarify that the Non-tradeable warrant will not be listed on the Nasdaq Capital Market.

Prospectus Summary, page 5

4.   We note that your summary appears to only discuss the positive aspects of the Company. The prospectus summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the Company`s experience, strategy, and prospects. For example only and without limitation, please revise the prospectus summary to provide:
- a brief description of the regulatory approvals that are required for your products;
- the uncertainty related to laws and regulations affecting the medical marijuana industry; and
- the substantial doubt related to your ability to continue as a going concern, and your history of net losses and accumulated deficit.

5.   We note your statement on page 6 that you intend to expand into five additional markets in 2023 through expansion of clinic locations and additional acquisitions. We also note your statement on page 34 that you "hope to be able to enter four new markets in the twelve calendar months following the closing of the Offering." Please clarify and provide more detail regarding your plans related to your expansion goals, including a brief description of the types of opportunities you intend to explore, the markets that you intend to expand into in 2023/2024, whether you have taken any steps to expand into these markets, and whether you have identified any additional clinic locations or acquisitions or entered into any agreements or commitments for any material acquisitions or investments. If you do not have definitive plans at this time, revise to include balancing disclosure to clarify that your plans are in the early stages of development and that you do not currently have agreements in place for expansions or acquisitions.

6.   Please provide your basis to support the following statements:
- On page 5, your statement that you anticipate the expansion into the Murray office space would increase your revenue opportunity by up to $270,000 per month in the summer of 2023.
- On pages 6, 35 and 42 "KindlyMD is one of the largest providers of medical evaluation and management services related to treatment recommendations within the medical cannabis program in Utah."
- On page 34, "Creating standard workflows based on provider/patient interaction can be both art and science and may yield new processes that could improve patient outcomes in relation to the opioid epidemic in the United States."

Risk Factors, page 10

7.   Several of the risk factors in this section are duplicative. Please revise to eliminate redundancy.

8.   We note that several risk factors refer to "Subordinate Voting Shares," but you neither appear to be offering any such shares, nor do you appear to discuss these shares elsewhere in the prospectus. Please clarify or modify your disclosure accordingly.

The market price for the Common Shares may be volatile, which may affect the price at which you could sell the Subordinate Voting Shares., page 20

9.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to disclose such and state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Cautionary Note Regarding Forward-Looking Statements, page 24

10. We note your statements on pages 22 and 23 that investors "should not place undue reliance" on forward-looking statements. We also note your statement cautioning investors not to give undue weight to estimates and projections and your statement that you have not independently verified the statistical and other industry data generated by independent parties. These statements imply that investors are not entitled to rely on the information included in the registration statement and imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

11. We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Use of Proceeds, page 25

12. We note your disclosure that you intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and real estate. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, with

respect to any particular capital expenditures that you expect to make. For example, we note that you hope to acquire five to ten clinics in 2023/2024 and your plan to enter four new markets in the twelve calendar months following the closing of the Offering "[a]s funding is secured or made available." If any of the proceeds of this offering will be used, either directly or indirectly, to finance these acquisitions, expand your disclosure in this section to identify such businesses, if known, or, if not known, identify the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and provide a brief description of such business. Refer to Instruction 6 to
Item 504 of Regulation S-K for guidance.

Business Revenue Streams

Data Collection and Research, page 30

13. So that investors may better understand the data collection part of your business, describe your data acquisition and analysis processes. For example, please disclose your informed consent procedures, the method by which you obtain the data, the nature of the data, and how data collection is used to improve your products and marketing efforts, providing examples where useful to investors. Please also provide more information regarding your artificial intelligence technology, including its development, the nature of the predictions and inferences it generates. To the extent you have agreements with third party vendors or software developers, please provide a discussion of those agreements and their material terms, and file them as exhibits. Last, clarify whether you generate revenues from data collection and research. We note your disclose on page F-6.

Plan of Operation, page 34

14. Please expand your disclosure to state whether any specific government funding programs have materially impacted your operating results or liquidity in any of the periods presented. If so, disclose the status of those programs and whether you expect a similar material impact in future periods.

15. Regarding your acquisition growth strategy, please disclose whether you have identified any specific acquisition targets and the status of those negotiations, if material.

Operating Expenses, page 36

16. Please expand your disclosure to quantify the specific costs increases that caused your G&A expenses to increase from 34% of sales in 2021 to 57% of sales in 2022. Clarify why your "additional investments in infrastructure and technology" were not capitalized. Similarly, please expand your personnel expense disclosure to explain why these costs increased from 60% of sales in 2021 to 110% of sales in 2022. Explain why these costs increased by a substantially greater rate than sales and whether you expect this trend to continue. Specifically discuss the circumstances surrounding the $1.6 million equity based

compensation expense referenced on page F-5 and its impact on your operating results. See Item 303(a) of Regulation S-K.

Revenue, page 36

17. Please expand your disclosure to specifically describe the factors that materially impacted your 51% revenue variance. For example, if the variance was materially impacted by an increase in non-opiod treatment appointments then please quantify the increase in appointments. Disclose whether there was a material change in pricing between 2021 and 2022. Quantify the portion of total revenue comprised by your controlled substance medication services. Describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues. See Item 303(b)(2) of Regulation S-K.

Business, page 38

18. We note your reference to your medical advisory committee on page 38. Please provide a brief description of this committee, including its role in the company, responsibilities and composition.

19. Please revise the graphic on page 39 to ensure that it is of high enough resolution and type size that all information is legible.

20. Please revise your disclosure to discuss the material terms of your Business Associate Agreements with local healthcare clinics, manufacturers and vendors, including the vendors that review the predictions and inferences made by your AI. Ensure you include the rights and obligations of the parties, any payment terms, duration, and termination provisions. Please also file these agreements as exhibits to your registration statement.

Retail Sales of Dietary Supplements and Products, page 42

21. Please expand your disclosure with regard to your retail sales to describe each of your three gummy products, including how you supply and manufacture these products, and the government regulations or approvals that affect your ability to offer these products. Further, please revise the description of your products to avoid referring to any CBD products as supplements, which implies that these products supplement diet or nutrition. For guidance, please refer to Question 9 of the FDA's Regulation of Cannabis and Cannabis-Derived Products: Questions and Answers (available at https://www.fda.gov/news-events/public-health-focus/fda-regulation- cannabis-and-cannabis-derived-products-including-cannabidiol-cbd).

Our Competitive Strengths, page 42

22.   We note that KindlyMD offers telehealth online to patients in select markets. Please identify those markets and discuss the effect of telehealth regulations on your business. In your Government Regulation section and the related risk factor section, please revise to discuss briefly state regulation of telehealth in those jurisdictions and their effect on your business.

Government Regulation, page 44

23.   Please revise this section to provide a more detailed discussion regarding the effect of existing or probable governmental regulations on the business. Discussions should include, but are not limited to, regulation related to telehealth and telepsychology provider licensing, medical practice, psychology, certification and related laws and guidelines, corporate practice of medicine laws, fee splitting, cyber security, patient confidentiality, insurance regulation (if any), and any other relevant regulations you believe are applicable to your line of business.

24.   We note your intention to expand your operations into four other states. Please expand your government regulation section to discuss the cannabis regulations, including the licensure and registration requirements, you must satisfy to operate in those states, including the steps you have taken to satisfy those requirements and the steps that remain. Please also consider inserting risk factor disclosure related to these regulations and the consequences of failing to comply. Also expand on your risk factors related to the medical marijuana industry on page 12. If you do not believe that these regulations apply to your products and services, provide us an analysis with support to explain your conclusions.

Management, page 45

25.   Please revise Messrs. Cox and Barrera's biographies to discuss their principal occupation and employment for the past five years, including the name, and principal business of any corporation or other organization. Please also indicate any other directorships held during the last five years for each director. See Item 401(e) of Regulation S-K.

Executive Compensation, page 50

26.   Please update your executive compensation table for the fiscal year ended December 31, 2022. Please also include the executive compensation of the company's two most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of December 31, 2022, and an outstanding equity awards table. Refer to Item 402(m) and (p) of Regulation S-K.

27.   Please provide a footnote explanation to include identification to the extent material for any item included under "All Other Compensation" . See Item 402(o)(7) of Regulation S-K.

28.   We note your consulting agreement with Wade Rivers, LLC, which is owned and managed by Tim Pickett, and your footnote (b), which states that Mr. Pickett's

compensation includes the amounts paid to a related entity. Please revise your footnote disclosure to clarify the amount of compensation paid to Mr. Pickett and the amount paid to Wade River, LLC.

Item 15: Recent Sales of Unregistered Securities, page II-2

29. Please disclose the nature and the amount of consideration paid for the shares issued in your disclosed private placement transactions. See Item 701(c) of Regulation S-K.

General

30. Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. For example, we note Exhibits 3.4, 10.1, 10.4 and 10.5.

31. We note that your exclusive forum provision in Section 11.01 of your corporate bylaws identifies the state and federal courts located within Salt Lake County, Utah as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

32. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Callie Tempest Jones, Esq.